EnCana forecasts 10 percent sales growth in 2004, confirms 2003 sales target

Focused on increasing the long-term intrinsic value of each EnCana share

CALGARY, Alberta (June 23, 2003) — EnCana Corporation (TSX, NYSE: ECA) is targeting a 10 percent per-share sales volume growth rate in 2004 from existing assets, bringing the company’s oil and natural gas sales outlook for next year to between 805,000 and 885,000 barrels of oil equivalent per day.

Gas sales in 2004 are forecast to be between 3.25 billion and 3.45 billion cubic feet per day, while oil and natural gas liquids sales are forecast between 265,000 and 310,000 barrels per day, a 10 percent increase from 2003 forecast levels. Achieving the midpoint of these target ranges would represent an average annual growth rate of 11 percent in conventional oil and gas sales volumes since the company’s inception in 2002.

“We are focused on increasing the long-term intrinsic value of each EnCana share, year after year. Our company’s fundamental value creation objective is to increase our oil and natural gas reserves, achieve organic sales growth of 10 percent per share annually and continually expand our inventory of exploration and production opportunities,” Gwyn Morgan, EnCana’s President & Chief Executive Officer, said today.

“We focus our investment on high potential assets where we believe we can deliver industry benchmark performance,” Morgan said. “The foundation of our industry-leading growth is the North American resource plays we’ve taken decades to assemble on EnCana lands. These are known hydrocarbon accumulations, which we currently estimate have the potential to add up to 9 trillion cubic feet of gas and 650 million barrels of oil to EnCana’s future reserves.”

EnCana’s 2004 capital investment program, forecast between $5.3 and $5.7 billion, will continue to be highly disciplined, targeting fully-risked, after-tax rates of return of more than 20 percent in the development of known reserves and more than 15 percent in exploration and oilsands projects.

EnCana also affirmed Monday that its total daily oil and gas sales volumes in 2003 are forecast to grow to between 740,000 and 797,000 barrels of oil equivalent, excluding Syncrude. (EnCana recently agreed to sell its remaining 3.75 percent interest in Syncrude.) The 2003 sales forecast is comprised of between 3 billion and 3.1 billion cubic feet of gas per day and 240,000 and 280,000 barrels of conventional oil and natural gas liquids per day. EnCana has updated the corporate guidance on its Web site: www.encana.com.

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EnCana Corporation

EnCana is one of the world’s leading independent oil and gas companies with an enterprise value of approximately C$30 billion. EnCana is North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deep water Gulf of Mexico. The company has two key high potential international growth platforms: through its international subsidiaries, EnCana is the largest private sector oil producer in Ecuador and is the operator of a large oil discovery in the U.K. central North Sea. The company also conducts high upside potential New Ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and intrinsic value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to, EnCana’s forecast sales growth and oil and natural gas sales; increasing long-term intrinsic value; increases to oil and natural gas reserves and production; expansion of inventory of exploration and production opportunities; EnCana’s performance and returns; 2004 capital investment and references to potential exploration.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations; imprecision of reserve estimates; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow to meet its current and future obligations; its ability to access external sources of debt and equity capital; the risk that the anticipated synergies to be realized by the merger of AEC and PanCanadian will not be realized; costs relating to the merger of AEC and PanCanadian being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com.

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Greg Kist	Alan Boras
Manager, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747